

Mail Stop 3561

March 22, 2010

David P. Storch
Chairman and Chief Executive Officer
AAR CORP.
One AAR Place
1100 N. Wood Dale Road
Wood Dale, IL 60191

      Re: **AAR CORP.**
              Form 10-K for fiscal year ended May 31, 2009
              Filed July 16, 2009
              File No. 001-06263

Dear Mr. Storch:

      We have completed our review of your Form 10-K and related correspondence and have no further comments at this time.

                Sincerely,

                John Dana Brown
                Attorney-Advisor

cc: Robert J. Regan
       Fax: (630) 227-2039